UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒     Form 20-F      ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Termination of a Material Definitive Agreement

In February 2017, we entered into an Investment Agreement and an Amendment to the Investment Agreement (together, the "Investment Agreement") with four entities located in the Far East (the "Investors"), for an equity investment of $2 million in the Company. Pursuant to the terms of the Investment Agreement, in consideration for the Investors' investment of $2 million, we were to issue to the Investors 35,256,844 ordinary shares, representing approximately 30% of the Company's issued share capital. The closing of this investment transaction was scheduled to take place on April 30, 2017.

The Investors failed to execute the closing and pay the investment amount by May 31, 2017, and pursuant to Section 4.2.1(e) of the Investment Agreement, we have terminated the Investment Agreement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.

By:	/s/ Raz Gal
Name: Raz Gal
Title: Chief Executive Officer

Date: June 6, 2017